Exhibit 1A-6A

HOTEL MANAGEMENT AGREEMENT

This Management and Operating Agreement (“Agreement”) is executed as of the ____ day of ________ (the “Effective Date”) between ______________________, a ______________ (“Owner”) with its principal address at ________________________ and SCHOLAR HOTEL GROUP LLC, a Pennsylvania limited liability company (“Operator”) with its principal address at 30 Ardmore Avenue, Unit 381, Ardmore, PA 19003.

R E C I T A L S:

A. Owner owns the ___________ Hotel located at _____________, (the “Hotel”);

B. Owner desires to have Operator manage and operate the Hotel and Operator is willing to perform such services for the account of Owner pursuant to the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the premises and mutual covenants herein contained, the parties hereto agree as follows.

ARTICLE I

DEFINITION OF TERMS

1.01 Definitions of Terms

The following terms when used in this Agreement shall have the meanings indicated:

A. “Accounting Period” shall mean each calendar month or such other shorter period as may be designated from time to time by the Operator, such newly designated period to be subject to the reasonable approval of Owner.

B. “Fiscal Year” shall mean the Operator’s Fiscal Year which ends at midnight on December 31st of each calendar year or such other date as may be designated from time to time by the Operator, such newly designated date to be subject to the reasonable approval of the Owner. Any partial Fiscal Year between the Start Date and the commencement of the first full Fiscal Year shall constitute a separate Fiscal Year. A partial year between the end of the last full Fiscal Year and the termination of this Agreement shall for the purposes of this Agreement constitute a separate Fiscal Year.

C. “Fixed Asset Supplies” shall mean supply items included within “Property and Equipment” under the Uniform System of Accounts including linen, china, glassware, silver, uniforms, and similar items.

D. “Gross Revenues” shall mean all revenues and receipts of every kind derived from the operation of the Hotel and parts thereof, including, but not limited to:

1. Rental of rooms and meeting or sales space of every kind (excluding sales tax, hotel tax, and any other tax relating to room rental);

2. Rental and other payments from licensees, sublessees, concessionaires and others occupying space or rendering services at the Hotel (but not including the gross receipts of such licensees, sublessees, concessionaires or others or pass-throughs or similar expenses of the Hotel paid by such licensees, sublessees, concessionaires, or others);

3. Food and beverage sales (excluding sales taxes and gratuities) from meeting rooms, restaurants, bars and/or room service, if such services are operated by the Operator;

4. NOT APPLICABLE

5. Proceeds of use and occupancy insurance received or business interruption insurance payments (after deducting therefrom necessary expenses in connection with the adjustment or collection thereof);

6. Any other form of income, from any source whatsoever which is directly attributable to the Hotel; but not including the proceeds of any financing or refinancing, sale of furniture, fixtures or equipment, casualty or liability insurance proceeds or condemnation proceeds.

Provided, however, that the following shall not be included in determining Gross Revenues:

(A)	Gratuities or payments in the nature of gratuities which the Owner is obligated to pay over to employees;

(B)	Sums and credits received in settlement for loss, theft, or damage to property;

(C)	Proceeds of any judgment or settlement not received as compensation for actual or potential loss of Gross Revenues or Operating Profit;

(D)	Federal, state or municipal excise, sales or use taxes or parking taxes or similar charges collected directly from patrons or guests or as part of the sales price of any goods or services and which must be remitted to governmental authorities;

(E)	Credits or refunds to guests not previously deducted;

(F)	Interest Income on the Reserve and proceeds from the disposition of FF&E no longer necessary to the operation of the Hotel, which shall be deposited in the Reserve;

(G)	Extraordinary income or payments received by the Hotel such as tax refunds, insurance proceeds (other than business interruption) and condemnation awards.

E. “Inventories” mean “Inventories” as defined in the Uniform System of Accounts, including, but not limited to, provisions in storerooms, refrigerators, pantries and kitchens; beverages in wine cellars and bars; other merchandise intended for sale; fuel; mechanical supplies; stationery; and other expensed supplies and similar items.

F. “Lenders” shall mean any lender providing the financing for the Hotel from time to time. Upon maturation or refinancing of the loans from the Lenders, any successor Lender(s) shall be become the “Lender(s)” under this Agreement.

G. “Start Date” shall mean the date upon which Operator shall commence operating the Hotel, which shall be established and certified by the Operator.

H. “Operating Profit” shall mean the excess of Gross Revenues of the Hotel for such period over the following deductions (“Expenses”) incurred by Operator, from Gross Revenue, Working Capital or from funds otherwise supplied by Owner to cover an Operating Loss, in operating the Hotel for such period:

1. The cost of sales including salaries, wages, fringe benefits, payroll taxes and other costs related to Hotel employees;

2. Administrative and general expenses and the cost of Hotel advertising and business promotion, heat, light, power, and routine repairs, maintenance and minor alterations treated as expenses under Section 8.01;

3. The cost of Inventories and Fixed Asset Supplies consumed in the operation of the Hotel;

4. A reasonable reserve for uncollectible accounts receivable as determined by Operator and adjusted from time to time to reflect actual experience;

5. All costs and expenses of independent accountants or other third parties who perform services required or permitted hereunder relating to the operation of the Hotel;

6. The cost and expense of technical consultants and operational experts for specialized services in connection with non-routine Hotel work;

7. Any amounts to be paid to a Franchisor pursuant to the Franchise Agreement (if applicable);

8. Operator’s Base Management Fee as such term is defined in Section 5.01;

9. Any subordinated Base Management Fees, plus any applicable interest due thereon, payable in accordance with Section 5.01;

10.  Insurance costs and expenses as provided in Article XI of this Agreement;

11. Taxes, if any, payable or assessed against Operator related to this Agreement or Operator’s operation of the Hotel (exclusive of Operator’s income taxes or personal or real property taxes against the Hotel);

12. Any Impositions set forth in Article XII;

13. Any contributions to the Reserve pursuant to Article VIII of this Agreement; and

14. Such other costs and expenses as are specifically provided for elsewhere in this Agreement or are otherwise reasonably necessary for the operation of the Hotel unless any such costs and expenses are specifically stated not to be Expenses under any provision in this Agreement.

I. “Operating Loss” shall mean a negative Operating Profit.

J. “Operator or its Affiliates” shall mean the Operator and any affiliated or related companies in which the parties who have a majority or controlling ownership interest in the Operator also have a majority or controlling interest.

K. “Termination” shall mean the expiration of this Agreement.

L. “Uniform System of Accounts” shall mean the Uniform System of Accounts for Hotels (Tenth Revised Edition, 2006) as published by the Hotel Association of New York City, Inc., as the same may hereafter be revised.

M. “Working Capital” shall mean funds which are reasonably necessary for the day-to-day operation of the Hotel’s business, including, without limitation, amounts sufficient for the maintenance of change and petty cash funds, operating bank accounts, receivables, payrolls, prepaid expenses and funds required to maintain Inventories, less accounts payable and accrued current liabilities.

1.02 Terms Defined in Other Sections

The following terms when used in this Agreement shall have the meanings described in this Agreement as indicated below:

A. “Agreement” - Preamble.

B. “Annual Plan and Budget” - Section 9.03.

C. “Base Management Fee”, Accounting Fee, Revenue Management Fee - Section 5.01

D. “Building Estimate” - Section 8.03 A.

E. “Debt Service” - Section 5.01.

F. “Effective Date” - Preamble.

G. “FF&E” - Section 8.01.

H. “Impositions” - Section 12.01.

I. “Owner” - Preamble.

J. “Operator” - Preamble.

K. Deleted

L. “Property” –Section 3.02.

M. “Repairs and Equipment Reserve” - Section 8.02 A.

N. “Repairs and Equipment Estimate” - Section 8.02 D.

O. “Reserve” - Section 8.02 A.

P. “Term” - Section 4.01.

Q. “WARN Act” – Section 13.01 C.

ARTICLE II

APPOINTMENT OF OPERATOR

2.01 Appointment

Owner hereby appoints and employs Operator as Owner’s exclusive agent to supervise, direct, control, manage and operate the Hotel for the Term provided in Article IV. Operator accepts said appointment and agrees to manage the Hotel during the Term of this Agreement in accordance with the terms and conditions hereinafter set forth. The performance of all activities by Operator hereunder shall be for account of Owner.

2.02 Delegation of Authority

Subject to the obligations of Operator to comply with the provisions of this Agreement, including, without limitation, Section 9.03 below, Hotel operations shall be under the exclusive supervision and control of Operator, and except as otherwise specifically provided in this Agreement, Operator shall be responsible for the proper and efficient operation of the Hotel. Operator shall use its reasonable efforts to assure that the Hotel is operated and maintained so as to maximize profits to Owner during the term of this Agreement. Subject to the obligations of Operator to comply with the provisions of this Agreement, including, without limitation, Section 9.03 below, Operator shall have discretion and control, free from interference, interruption or disturbance by Owner, in all matters relating to management and operation of the Hotel, including, without limitation, charges for rooms and commercial space, credit policies, food and beverage services, employment policies, granting of concessions or leasing of shops and agencies within the Hotel, receipt, holding and disbursement of funds, maintenance of bank accounts, procurement of inventories, supplies and services, promotion and publicity and, generally, all activities necessary for operation of the Hotel. Operator agrees to consult with Owner relating to the items set forth in this Section 2.02, and Operator, upon its own initiative and with reasonable frequency, will advise Owner of opportunities to obtain and increase the Hotel’s profits. Operator shall give consideration to suggestions made by Owner. Operator shall submit outlines in reasonable detail setting forth it plans for, and any major changes in, its policies or procedures in connection with the management and operation of the Hotel that are likely to have a material effect upon the profitability of the Hotel prior to institution of such changes. Notwithstanding anything herein to the contrary, Operator shall operate the Hotel in accordance with the Owner’s LLC Agreement or the Partnership Agreement of the Owner’s sole member.

2.03 No Covenants or Restrictions

Any documents evidencing and/or security loans to Owner, Owner warrants that there will be on the Start Date no other covenants or restrictions which would prohibit or limit Operator, after the necessary licenses and permits therefor have been obtained, from operating the Hotel, including cocktail lounges, restaurants and other facilities as appropriate. Upon request of Operator and subject to Owner’s reasonable approval, Owner agrees to sign promptly and without charge applications for licenses, permits or other instruments necessary for operation of the Hotel. Operator shall assist Owner in obtaining all licenses, permits or other instruments required in connection with the operation of the Hotel and will co-operate in the assignment of such licenses, permits and instruments, to the extent assignable, to Owner or its designee upon Termination of this Agreement for any reason. Operator acknowledges that approval from the State Liquor Control Board in connection with admission of Operator’s affiliate as a partner of Owner.

ARTICLE III

HOTEL

3.01 Financing

The initial financing for the acquisition of the Hotel shall be with the Lenders.

3.02 Ownership of Hotel

A. Owner owns the Hotel at the site owned by Owner located at ______________________________ in accordance with the plans and specifications approved by Owner hereby covenants that it holds good and marketable title to the Hotel and the Property, will permit Operator to occupy and enjoy the rights of operator under this Agreement, and warrants that Owner will not take any action which would jeopardize such title.

B. Owner shall pay and discharge, at or prior to the due date, any and all installments of principal and interest due and payable upon any mortgage, deed of trust or like instrument described in this Section and shall indemnify Operator from and against all claims, litigation and damages arising from the failure to make such payments as and when required unless caused by the negligence or intentional acts of misconduct of Operator or failure of Operator to comply with the terms of this Agreement, in which event Operator shall indemnify Owner from and against any claims, litigation and damages resulting from such fault.

ARTICLE IV

TERM

4.01 Term

The term (the “Term”) of this Agreement shall commence with the Effective Date and, unless sooner terminated as herein provided, shall continue for a period of twenty (20) Fiscal Years beginning with the first Fiscal Year commencing after the Start Date. The Term may thereafter be renewed upon mutual written agreement of Owner and Operator. In addition, this Agreement shall automatically terminate immediately upon Owner being removed as Owner under the terms of the Owner Partnership Agreement. Upon termination of this Agreement, all funds of Owner held by Operator, whether reserves or other amounts, shall be immediately paid to Owner.

ARTICLE V

COMPENSATION OF MANAGEMENT COMPANY

5.01 Base Management Fee

Operator shall receive a base management fee (“Base Management Fee”) equal to three percent (3%) of the Gross Revenues at the Hotel. The Base Management Fee shall be fully subordinated to the extent that Gross Revenues are insufficient to pay principal and interest on the liens by Lenders to Owner and any subsequent loan which replaces the loans made by Lenders to Owner (collectively the “Debt Service”). To the extent any portion of the Base Management Fee is subordinated hereunder, such subordinated Base Management Fee and interest accrued thereon at the rate below provided will be repaid from future Operating Profits remaining after the payment of Debt Service prior to any distributions of Operating Profits to the Owner. Any subordinated Base Management Fee shall bear interest (herein the “Prime Interest Rate”) at the prime or base rate of interest of Citibank, N.A., plus four percent (4%) as may be published from time to time or, in the event Citibank shall cease to publish a prime or base rate, such other comparable rate as agreed to by Operator and Owner.

Other Fees

Accounting Fee The Accounting Fee for the Hotel each Fiscal Year shall be One Thousand Dollars ($1,000.00) per month (the “Accounting Fee”) and shall be received by Operator beginning on the first day of the Accounting Period one Accounting Period prior to the Start Date and on the first day of each Accounting Period thereafter. The Operator may subsequent to the first Fiscal Year propose an increase in the Accounting Fee in the Annual Plan and Budget.

5.03 Accounting and Interim Payment

A. Within twenty (20) days after the close of each Accounting Period, Operator shall provide to Owner (i) an interim accounting to Owner showing Gross Revenues, Expenses, Operating Profit and distributions thereof for such Accounting Period and (ii) a monthly operating statement showing actual operating income and expenses as compared to budgeted income expenses for such Accounting Period. Operator shall also provide the foregoing reports quarterly within twenty (20) days after the end of each calendar quarter. Operator shall also provide to Owner weekly and monthly STR reports and weekly operating and revenue updates. Operator shall transfer with each accounting any interim amounts due Owner and shall retain any interim Base Management Fee due Operator. At Owner’s request, Operator shall pay, to the extent sufficient Operating Profit is available, the monthly debt service payments due by Owner.

B. Calculations and payments of the management fee and distributions of Operating Profit made with respect to each Accounting Period within a Fiscal Year shall be accounted for cumulatively. Within ninety (90) days after the close of each Fiscal Year, Operator shall submit an accounting, as more fully described in Section 9.01, for such Fiscal Year to Owner, which accounting shall be controlling over the interim accountings. Any adjustments required by the Fiscal Year accounting shall be made promptly by the parties. No adjustment shall be made for any Operating Loss in a preceding or subsequent Fiscal Year.

ARTICLE VI

POTENTIAL RETAIL TENANT

6.01 Description

If applicable, Manager shall administer a Premises Lease for the Retail Tenant which is part of the Hotel property when such a lease is consummated. The real estate lease will be included through an amendment to this Agreement and added as an Exhibit. Manager’s responsibilities include, but are not limited to:

A.	Administration of the overall lease terms and conditions.

B.	Collection of rent and additional charges.

C.	Oversight and management of meeting center catering and room service (if implemented at Manager’s discretion).

D.	Tenant services for those areas of the Hotel and Property that affect Tenant’s operations as outlined in the real estate lease.

ARTICLE VII

WORKING CAPITAL AND FIXED ASSET SUPPLIES

7.01 Working Capital and Inventories

Owner shall, prior to the Start Date, provide the funds necessary to supply the Hotel with Working Capital and Inventories as reasonably set forth by Operator from time to time, such initial funds to be delivered upon request by Operator. Owner shall from time to time thereafter promptly advance, upon written request of Operator, any additional funds necessary to maintain Working Capital and Inventories at levels mutually determined by Owner and Operator based on the Annual Plan and Budget (as hereinafter defined), to be necessary to satisfy the needs of the Hotel as its operation may from time to time require Working Capital and Inventories so advanced shall remain the property of Owner throughout the term of this Agreement. Upon Termination, Owner shall retain the Hotel’s Working Capital and Inventories.

7.02 Fixed Asset Supply

Owner shall provide the funds necessary to supply the Hotel with Fixed Asset Supplies necessary in Operator’s and Owner’s reasonable discretion on the Start Date. Fixed Asset Supplies shall remain the property of Owner throughout the term.

ARTICLE VIII

REPAIRS, MAINTENANCE AND REPLACEMENTS

8.01 Routine Repairs and Maintenance

A. Operator shall maintain the Hotel in good repair and condition and in conformity with the Annual Plan and Budget, applicable laws and regulations for the operation of the Hotel and shall make or cause to be made such routine maintenance, repairs and minor alterations, the cost of which can be expensed under generally accepted accounting principles, as Operator, from time to time, deems necessary for such purposes. The cost of such maintenance, repairs and alterations shall be paid from Gross Revenues and shall be treated as an Expense in determining Operating Profit. The cost of non-routine repairs and maintenance, either to the Hotel building or its fixtures, furniture, furnishings and equipment (“FF&E”) shall be paid for in the manner described in Sections 8.02 and 8.03.

8.02 Repairs and Equipment Reserve

A. Subject to Section 8.06 and the Annual Plan and Budget, Operator shall establish an interest-bearing escrow reserve account (“Repairs and Equipment Reserve” or the “Reserve”) in a bank designated by Operator to cover the cost of:

1. Replacements and renewals to the Hotel’s FF&E; and

2. Certain non-routine repairs and maintenance to the Hotel which are normally capitalized under generally accepted accounting principles such as exterior and interior repainting, resurfacing building walls, floors, roofs and parking areas, and replacing folding walls and the like, but which are not major repairs, alterations, improvements, renewals or replacements to the Hotel building’s structure or to its mechanical, electrical, heating, ventilating, air conditioning, plumbing or vertical transportation systems, the cost of which are Owner’s sole responsibility under Section 8.03.

B. During the term of this Agreement, to the extent available from Operating Profit, Operator shall transfer into the Reserve an amount equal to four percent (4%) of the Gross Revenues or such greater amount as is required by the Lenders while also accounting for any Owner deposit made to fund such account prior to the commencement of Hotel operations. Such transfers shall be accomplished at the end of each Accounting Period or such other time thereafter as determined by Owner and Operator.

C. Operator shall from time to time in accordance with the Repairs and Equipment Estimate approved by Owner make such (1) replacements and renewals to the Hotel’s FF&E, and (2) repairs to the Hotel building of the nature described in Section 8.02 (A) 2, provided that no expenditure will be made in excess of said Reserve balance without the approval of Owner. No expenditures will be made from the Reserve other than as set forth in the preceding sentence. At the end of each Fiscal Year, any amounts remaining in the Reserve shall be carried forward to the next Fiscal Year. Proceeds from the sale of FF&E no longer necessary to the operation of the Hotel shall be deposited in the escrow account and credited against the amount otherwise required to be deposited in the Reserve under Section 8.02 (B), as shall any interest which accrues on amounts placed in escrow account.

D. Operator shall prepare an estimate (“Repairs and Equipment Estimate”) of the expenditures necessary for (1) replacements and renewals to the Hotel’s FF&E, and (2) repairs to the Hotel building of the nature described in Section 8.02 (A) (2), during the ensuing Fiscal Year and shall submit such Repairs and Equipment Estimate to Owner for Owner’s review and approval at the same time it submits the Annual Plan and Budget described in Section 9.03.

E. The percentages for the Reserve described in Section 8.02 (B) are estimates based upon Operator’s prior experience with new hotels. As the Hotel ages, these percentages may not be sufficient to keep the Reserve at the levels necessary to make the replacements and renewals to the Hotel’s FF&E, or to make the repairs to the Hotel building of the nature described in Section 8.02 (A) (2), which are required to maintain the Hotel as a first-class facility. If the Repairs and Equipment Estimate prepared in good faith by Operator exceeds the available funds in the Reserve, Owner will:

1. Agree to increase the annual percentage in Section 8.02 B to provide the additional funds required, or

2. Arrange to obtain outside financing for the additional funds required, in which event the principal and interest payments on such financing shall constitute Expenses in determining Operating Profit.

A failure or refusal by Owner to agree to either 1 or 2 above within a sixty (60) day period after Operator’s request therefor shall entitle Operator to terminate this Agreement upon six (6) months’ written notice to Owner.

8.03 Building Alterations, Improvements, Renewals, and Replacements

A. Operator shall prepare an annual estimate of the expenses necessary for major repairs, alterations, improvements, renewals and replacements (which repairs, alterations, improvements, renewals and replacements are not among those referred to in Section 8.02 (A) (2)) to the structural, mechanical, electrical, heating, ventilating, air conditioning, plumbing or vertical transportation elements of the Hotel building (“Building Estimate”) and shall submit such Building Estimate to Owner for its approval at the same time the Annual Plan and Budget is submitted. Operator shall not make any expenditure for such purposes without the prior written consent of Owner, which consent shall not be unreasonably withheld; provided that if major repairs, alterations, improvements, renewals or replacements to the Hotel are required by reason of any law, ordinance, regulation or order of a competent government authority, or are otherwise required for the continued safe and orderly operation of the Hotel, Operator shall immediately give Owner notice thereof and shall be authorized to take appropriate remedial action without such approval if Owner does not act. The cost of such repairs, alterations, improvements, renewals or replacements shall be borne solely by Owner.

8.04 Liens

Operator and Owner shall use their commercially reasonable efforts to prevent any liens from being filed against the Hotel which arise from any maintenance, repairs, alterations, improvements, renewals or replacements in or to the Hotel. They shall cooperate fully in obtaining the release of any such liens, and the cost thereof, if the lien was not occasioned by the fault of either party, shall be treated the same as the cost of the matter to which it relates. If the lien arises as a result of the fault of either party, then the party at fault shall bear the cost of obtaining the lien release.

8.05 Ownership of Replacements

All repairs, alterations, improvements, renewals or replacements made pursuant to Article VIII shall be the property of Owner.

8.06  Lenders’ Rights to Reserve

To the extent required by Lenders, the Reserve may be held in account at a bank or lending institution designated by Lenders.

ARTICLE IX

BOOKKEEPING AND BANK ACCOUNTS

9.01 Books and Records

Books of control and account shall be kept on the accrual basis and in material respects in accordance with the Uniform System of Accounts, with the exceptions provided in this Agreement. Owner may at reasonable intervals during Operator’s normal business hours examine such records. Within ninety (90) days following the close of each Fiscal Year, Operator shall furnish Owner a statement in reasonable detail summarizing the Hotel operations for such Fiscal Year and a certificate of Operator’s chief accounting officer certifying that such year-end statement is true and correct. Owner shall have one hundred eighty (180) days after receipt to audit, examine, or review said statement. If Owner raises no objections within said one hundred eighty (180) day period, absent fraud by Operator, the statement shall be deemed to have been accepted by Owner as true and correct, and Owner shall have no further right to question its accuracy.

9.02 Hotel Accounts, Expenditures

A. All funds derived from operation of the Hotel shall be deposited by Operator in Hotel bank accounts in a bank designated by Operator and approved by Owner, which approval shall not be unreasonably withheld. Withdrawals from said accounts shall be made by representatives of Operator whose signatures have been authorized. Reasonable petty cash funds shall be maintained at the Hotel.

B. All payments made by Operator hereunder shall be made from authorized bank accounts, petty cash funds, or from Working Capital provided by Owner pursuant to Section 7.01. Operator shall not be required to make any advance or payment to or for the account of Owner except out of such funds and Operator shall not be obligated to incur any liability or obligation for Owner’s account without assurances that necessary funds for the discharge thereof will be provided by Owner. Debts and liabilities incurred by Operator in accordance with the Annual Plan and Budget as a result of its operation and management of the Hotel pursuant to the terms hereof, whether asserted before or after the Termination of this Agreement, will be paid by Owner to the extent funds are not available for such purpose from the operation of the Hotel.

9.03 Annual Plan and Budget

The Owner Partnership Agreement provides for the annual adoption of an “Annual Plan and Budget”, as defined therein. Operator shall operate the Hotel in accordance with the then-current Annual Plan and Budget, or with the provisions of the Owner Partnership Agreement if an Annual Plan and Budget is not approved for the current Fiscal Year. Owner shall meet with Operator to review the Annual Plan and Budget after Owner’s adoption thereof. Operator shall use its reasonable efforts to adhere to the Annual Plan and Budget. It is understood, however, that the Annual Plan and Budget is an estimate only and that unforeseen circumstances such as, but not limited to, the costs of labor, material, services and supplies, casualty, operation of law, or economic and market conditions may make adherence to the Annual Plan and Budget impracticable, and Operator shall be entitled to depart therefrom due to causes of the foregoing nature so long as Operator promptly notifies Owner if it will not be able to adhere to the Annual Plan and Budget.

9.04 Operating Losses: Credit

A. To the extent there is an Operating Loss, Additional funds in the amount of such deficiency shall be provided by Owner within thirty (30) days after Operator has given written notice to Owner of the actual Operating Loss for such Accounting Period

B. In no event shall either party borrow money in the name of or pledge the credit of the other.

ARTICLE X

POSSESSION AND USE OF HOTEL

10.01 Intentionally Omitted

10.02 Use

A.  Operator shall use the Hotel solely for the operation of a hotel under the standards provided by the Owner and for all activities in connection therewith which are customary and usual to such an operation.

B. Operator shall have the option to terminate this Agreement at any time upon sixty (60) days’ written notice to Owner in the event of a withdrawal or revocation, by any lawful governing body having jurisdiction thereof, of any material license or permit required for Operator’s performance hereunder where such withdrawal or revocation is due to circumstances beyond Operator’s control.

10.03 Operator Home Office Services

Operator will, commencing with the Start Date and thereafter during the term of this Agreement, cause to be furnished to the Hotel certain services which are furnished generally on a central or regional basis to other hotels managed by Operator or its Affiliates which benefit each hotel as a participant in Operator’s portfolio of managed hotels. Costs and expenses incurred in the providing of such services shall be allocated on a fair and equitable basis among all hotels managed by Operator or its Affiliates. All such costs and expenses shall be included in the Annual Plan and Budget.

10.04 Owner’s Right to Inspect

Owner or its agents shall have access to the Hotel at any and all times for the purpose of protecting the same against fire or other casualty, prevention of damage to the Hotel, inspection, making repairs, or showing the Hotel to prospective purchasers, tenants or mortgagees. All books, accounts and records maintained for the operation of the Hotel (whether located at the Hotel or such other location first approved by Owner) shall be open for inspection by Owner or its representatives at all reasonable times following reasonable notice for inspection, examination, copying and audit. Owner may converse with the General Manager and other Hotel employees at any time regarding any subject involving the Hotel and Operator shall instruct the General Manager and all employees to disclose fully to Owner all such information.

ARTICLE XI

INSURANCE

11.01 Interim Insurance

A. Operator or the Owner shall, commencing with the Start Date and continuing for the duration of this Agreement, procure, place and maintain, with insurance companies reasonably acceptable to Owner and Lenders pursuant to the applicable Loan Documents and licensed to do business in the state where the Hotel is located, a minimum of the following insurance:

1. Insurance on the Hotel (including contents) against loss or damage by fire, lightning and all other risks covered by the usual standard extended coverage endorsements, with such deductible limits as are acceptable to Owner, all in an amount not less than one hundred percent (100%) of the replacement cost thereof, unless otherwise required by Lenders pursuant to the applicable Loan Documents;

2. Insurance against loss or damage from explosion of boilers, pressure vessels, pressure pipes and sprinklers, to the extent applicable, installed in the Hotel;

3. Business interruption insurance covering loss of profits and necessary continuing expenses for interruptions caused by any occurrence covered by the insurance referred to in Article XI, of a type and in amounts and with such deductible limits as are acceptable to Owner and acceptable to Lenders as provided in the applicable Loan Documents.

B.  All policies of insurance required under Section 11.01(A) and 11.02(A) shall be carried in the name of Owner, Operator, and the Lenders; any losses thereunder shall be payable to the parties as their respective interest may appear.

11.02 Operational Insurance

Operator or Owner shall, commencing with the Start Date and continuing during the term of this Agreement, procure and maintain, with insurance companies reasonably acceptable to Owner and Lenders (when applicable) pursuant to the applicable Loan Documents, the following insurance:

A. Workers’ compensation and employer’s liability insurance as may be required under applicable laws covering all of Operator’s employees at the Hotel, with such deductible limits as are acceptable to Owner.

B. Fidelity bonds, with reasonable limits and deductibles acceptable to Owner and Lenders as provided in the applicable Loan Documents, covering its employees in job classifications normally bonded in the other hotels it leases or manages or as otherwise required by law, and comprehensive crime insurance to the extent Operator and Owner mutually agree it is necessary for the Hotel;

C. Comprehensive general public liability insurance against claims for bodily injury, death or property damage occurring on, in, or about the Hotel, and automobile insurance on vehicles operated in conjunction with the Hotel, with a combined single limit of not less than One Million Dollars ($1,000,000.00) for each occurrence for personal injury death and property damage, with such deductible limits or self-retentions as acceptable to Owner and acceptable to Lenders as provided in the applicable Loan Documents along with Twenty Five Million Dollars ($25,000,000) of umbrella coverage;

D.  Such other insurance in amounts as Operator or Owner in its reasonable judgment deems advisable for protection against claims, liabilities and losses arising out of or connected with the operation of the Hotel.

To the extent that Lenders require any additional insurance as provided in the applicable Loan Documents, Operator agrees to obtain such insurance to the extent such insurance is obtainable.

11.03 Cost and Expense

A. Insurance premiums and any costs or expenses with respect to the insurance described in this Article XI shall be Expenses in determining Operating Profit. Premiums on policies for more than one year shall be charged pro rata against Gross Revenues over the period of the policies. Any reserves, losses, costs, damages or expenses which are uninsured, or fall within deductible limits or self-insured retentions, shall be treated as a cost of insurance and shall be Expenses in determining Operating Profit. Upon Termination, an escrow fund in an amount acceptable to Operator and Owner shall be established from Gross Revenues (or, if Gross Revenues are not sufficient, with funds provided by Owner) to cover the amount of any deductible limits or self-insured retentions and all other costs which will eventually have to be paid by either Owner or Operator with respect to pending or contingent claims, including those which arise after Termination for causes arising during the term of this Agreement.

B. To the extent that Lenders require certain escrow accounts with banks selected by Owner and Lenders be established to ensure that funds are available for the payment of insurance premiums, any deposits to such escrow shall be treated as Expenses and deducted from Operating Profit. Any surplus in such escrow account at the time of payment of the annual insurance premiums shall be carried over to fund the insurance premiums for the ensuing year. In the event the escrowed funds are insufficient to pay the insurance premiums, any shortage in such escrow account shall be paid from Gross Revenues to the extent funds are available. In the event, such funds are not available from Gross Revenues, Owner shall promptly pay such shortage. If such escrow account is established by Owner and Lenders, Owner shall indemnify and save Operator harmless in the event Lenders fail to release any escrowed funds unless caused by Operator, and in such event, Owner shall promptly fund the payment of such insurance premiums.

11.04 Policies and Endorsements

A. All insurance provided under this Article XI shall name Operator, Lenders, Owner, PB Balanced Property Fund II LP and Real Estate Capital Management, LLC as named insureds. The party procuring such insurance shall deliver to the other party certificates of insurance with respect to all policies so procured, including existing, additional and renewal policies and, in the case of insurance about to expire, shall deliver certificates of insurance with respect to the renewal policies not less than ten (10) days prior to the respective dates of expiration.

B. All policies provided for under Article XI shall, to the extent obtainable, have attached thereto an endorsement that such policy shall not be canceled or materially changed without at least thirty (30) days’ prior written notice to Owner, Lenders and Operator.

ARTICLE XII

TAXES

12.01 Real Estate and Personal Property Taxes

A. All real estate and personal property taxes, levies, assessments and similar charges on or relating to the Hotel (“Impositions”) during the term of this Agreement shall be Expenses deducted from Operating Profit. To the extent funds are available from Gross Revenues, Operator shall pay the Impositions due before any fine, penalty, or interest is added thereto or lien placed upon the Hotel or this Agreement, unless payment thereof is in good faith being contested and enforcement thereof is stayed. In the event Gross Revenues are likely to be insufficient to pay such Impositions when due, Operator shall so advise Owner no later than thirty (30) days prior to the due date of such Impositions in order to provide Owner adequate time in which to provide funds sufficient for the payment of such Impositions. Operator shall, within the earlier of thirty (30) days of payment or three (3) days following written demand by Owner, furnish Owner with copies of official tax bills and assessments and evidence of payment or contest thereof.

B.  Owner may contest by appropriate proceedings the amount, validity or application in whole or in part of any such imposition or any lien therefor. All reasonable costs incurred in connection with any such negotiations or proceedings shall constitute an Expense for the year in which they are paid.

12.02  Lender Escrow

To the extent, Lenders requires a monthly escrow deposit of the funds projected to be required to pay the Impositions for the ensuing tax year, such funds will be placed in an escrow account to be held by Lenders or at a bank designated by Lenders. Deposits to such escrow account shall be made monthly or on such other basis as required by the Lenders. All such escrow deposits shall be treated as Expenses and subtracted from Operating Profits. Any surplus in such escrow account at the end of any tax year shall be carried over to fund the next tax year’s taxes. In the event the escrowed funds are insufficient to pay the Impositions, any shortage in such escrow account shall be paid from Gross Revenues to the extent funds are available. In the event such funds are not available from Gross Revenues, Owner shall promptly pay such shortage and such advance will be treated as additional Working Capital. If such escrow account is established by Owner and Lenders, Owner shall indemnify and save Operator harmless in the event Lenders fail to release any escrowed funds unless the same is caused by Operator, and in such event, Owner shall promptly fund such Impositions.

ARTICLE XIII

HOTEL EMPLOYEES

13.01 Employees

A. All personnel employed at the Hotel shall at all times be the employees of either Owner and/or a designated Professional Employment Organization (PEO), or such other employment service as selected by Operator and approved by Owner, which approval shall not be unreasonably conditioned, withheld or delayed. All employees shall be employees “at will”. Subject to Section 6.01 above, Operator shall have absolute discretion to hire, promote, supervise, direct and train all employees at the Hotel, to fix their compensation and, generally, establish and maintain all policies relating to employment. No collective bargaining agreements will be signed without Owner’s approval. Notwithstanding anything herein to the contrary: (i) Operator shall, subject to satisfactory performance and compliance with Operator’s employment policies and procedures, retain, for a period of nine (9) months after the Start Date, the existing General Manager, Assistant General Manager and Sales Manager (or similar); and (ii) the retention of any subsequent General Manager shall require Owner’s prior consent, not to be unreasonably withheld, conditioned or delayed.

B. Subject to the Annual Plan and Budget, Operator shall decide which, if any, of the Hotel’s employees shall reside at the Hotel, and shall be permitted to provide free accommodations and amenities to its employees and representatives living at or visiting the Hotel in connection with its management or operation. No person shall otherwise be given gratuitous accommodations or services without prior joint approval of Owner and Operator except in accordance with usual practices of the hotel and travel industry.

C. At Termination by reason of a default of Owner hereunder, an escrow fund acceptable to Owner shall be established from Gross Revenues (or, if Gross Revenues are not sufficient, with funds provided by Owner) to reimburse Operator for all costs and expenses reasonably incurred by Operator such as reasonable transfer costs; severance pay; costs, expenses or liability arising under the Worker Adjustment and Retraining Notification Act and/or any similar state or local laws (together with all rules and regulations whether federal, state or local) (the “WARN Act”); unemployment compensation and other employee liability costs arising out of either the transfer or termination of employment of Operator’s employees at the Hotel, as the case may be.

D. All employees of Operator, other than the General Manager, shall upon termination, at the request of Owner, be discharged by Operator so that all of such employees shall be available for hire by Owner or another operator for employment in connection with the continued operation of the Hotel; provided, however, the cost of such termination and discharge, including, but not limited to any federal, state or local legislative or statutory requirements relating to the termination of such employees as individuals or as a group, shall be borne by the Owner.

ARTICLE XIV

DAMAGE, CONDEMNATION AND FORCE MAJURE

14.01 Damage and Repair

If, during the term hereof, the Hotel is damaged or destroyed by fire, casualty or other cause, Owner shall use good faith efforts to comply with the requirements of the Lenders as it relates to repairing and/or restoring the Hotel. With respect to any casualty, this Agreement shall remain in full force and effect, subject to the requirements of the Lenders.

14.02 Condemnation

In the event, all or substantially all of the Hotel shall be taken in any eminent domain, condemnation, compulsory acquisition, or similar proceeding by any competent authority for any public or quasi-public use or purpose, or in the event a portion of the Hotel shall be so taken, Owner shall use good faith efforts to comply with the requirements of the Lenders as it relates to said taking. With respect to any condemnation, this Agreement shall remain in full force and effect, subject to the requirements of the Lenders.

14.03 Force Majeure

If acts of God, acts of war, civil disturbance, governmental action, including the revocation of any license or permit necessary for the operation contemplated in this Agreement where such revocation is not due to Operator’s fault, or any other causes beyond the reasonable control of Operator, shall in Operator’s reasonable opinion, have a significant adverse effect upon operations of the Hotel, then Operator shall be entitled to terminate this Agreement upon sixty (60) days’ written notice.

ARTICLE XV

DEFAULTS

The following shall constitute “events of default” to the extent permitted by applicable law:

A.  The filing of a voluntary petition in bankruptcy or insolvency or a petition for reorganization under any bankruptcy law by either party, or the admission by either party that it is unable to pay its debts as they become due;

B. The consent to an involuntary petition in bankruptcy or the failure to vacate, within ninety (90) days from the date of entry thereof, any order approving an involuntary petition by either party;

C. The entering of an order, judgment or decree by any court of competent jurisdiction, on the application of a creditor, adjudicating either party as bankrupt or insolvent or approving a petition seeking reorganization or appointing a receiver, trustee, or liquidator of all or a substantial part of such party’s assets, and such order, judgment or decree continuing unstayed and in effect for any period of ninety (90) days.

D. The making of a general assignment by Operator or Owner, as the case may be, for the benefit of its creditors.

E. The failure of either party to make any payment required to be made in accordance with the terms hereof within ten (10) days after written notice that such payment has not been made; or

F.  The failure of either party to perform, keep or fulfill any of the other covenants, undertakings, obligations or conditions set forth in this Agreement, and the continuance of such default for a period of thirty (30) days after notice of such failure, or if such Default cannot be reasonably cured within said 30-day period, the failure to diligently pursue such efforts to completion.

Upon the occurrence of any such events of default under section 15.01 A, B, C or D, such Default shall immediately and automatically, without the necessity of any notice to the defaulting party, constitute an “Event of Default” under this Agreement. Upon the occurrence of any Default by a defaulting party under section 15.01 E or F, such Default shall constitute and “Event of Default” under this Agreement if the defaulting party fails to cure such Default within the respective cure or payment period (as specified in the applicable Paragraph) after written notice from the non-defaulting party specifying such Default and demanding such cure or payment; provided, however, that if a Default under section 15.01 F is such that it cannot reasonably be cured within said 30-day period, an “Event of Default” shall then occur if the defaulting party fails to commence the cure of such Default within the specified 30-day period or thereafter fails to diligently pursue such efforts to completion.

Upon the occurrence of an Event of Default, the non-defaulting party shall have the right to pursue any one or more of the following courses of action: (i) in the event of a material breach by the defaulting party of its obligations under this Agreement, to terminate this Agreement by written notice to the defaulting party, which Termination shall be effective as of the effective date which is set forth in said notice, provided that said effective date shall be at least thirty (30) days after the date of said notice; and (ii) to institute any and all proceedings permitted by law or equity, including without limitation, actions for specific performance and/or direct, but not consequential or punitive damages. Upon the occurrence of a Default by either party under Section 15.01 E, the amount owed to the non-defaulting party shall accrue interest, at the Prime Interest Rate from and after the date on which such payment was originally due to the non-defaulting party. The rights granted hereunder shall not be in substitution for, but shall be in addition to, any and all rights and remedies available to the non-defaulting party by reason of applicable provisions of law or equity.

Upon the occurrence of any Event of Default within the provisions of Section 15.01 E or F, if the party that has committed the Event of Default does not agree with all or portions of the non-defaulting party’s notice, within five (5) days after receipt of such notice the defaulting party shall give written notice to the non-defaulting party that the defaulting party does not agree with all or portions of the non-defaulting party’s notice, which items the defaulting party shall specifically identify in its notice, and that the defaulting party requests a determination thereof by arbitration pursuant to Article XVI, provided, however, as to the portion of the non-defaulting party’s notice that the defaulting party agrees with, the defaulting party shall proceed to cure as provided above. If the arbitrator shall determine that any default claimed in the non-defaulting party’s notice exists, the arbitrator by written opinion shall identify the default, the actions required to cure the default and the specific time period in which the defaulting party shall have to cure the default. If the defaulting party complies with the decision of the arbitrator, this Agreement shall not terminate. In the event of the existence of a bona fide dispute between the parties with respect to any right to termination provided for herein, the parties shall continue to perform their respective obligations under this Agreement pending the resolution of such dispute or issue by a court of competent jurisdiction or arbitrator, as applicable.

ARTICLE XVI

ARBITRATION

It is the intention of the parties hereto not to resolve claims, disagreements or disputes concerning this Agreement through litigation in the courts; rather, the parties acknowledge and consent to binding arbitration, as provided for below, concerning any such claims, disagreements, or disputes arising under this Agreement. If any controversy, claim, disagreement, or dispute should arise between the parties hereunder in respect to the performance, interpretation, or application of this Agreement, and such controversy or dispute shall not be resolved or compromised, then after thirty (30) days either party may serve upon the other party a written notice stating that the controversy, claim, disagreement, or dispute is being referred to a sole arbitrator which has relevant hospitality experience as selected by the American Arbitration Association. The arbitration proceeding shall be conducted in Philadelphia, Pennsylvania and shall be governed by the Commercial Rules of the American Arbitration Association. The Arbitrator may grant any remedy or relief the Arbitrator determines appropriate. The Arbitrator may also grant such ancillary relief as is necessary to make effective the award; provided, however, in no event may the Arbitrator award punitive damages. The prevailing party in any arbitration proceeding shall also be awarded against the losing party all reasonable costs of arbitration, including but not limited to, attorney fees, travel costs, and expert witness fees. The decision and award of the arbitrator shall be final and binding upon the parties, and all parties hereby acknowledge that there shall be no appeal or review whatsoever of such arbitration award and such arbitration award may be entered as a final judgment in any court of competent jurisdiction.

ARTICLE XVII

SALE OF HOTEL

17.01 Termination on Sale

Upon the sale of the Hotel (whether directly or indirectly through a direct or indirect entity level transfer of a controlling interest in Owner), at the option of Owner, this Agreement shall be terminable by either Owner or Operator upon sixty (60) days prior written notice.

ARTICLE XVIII

NOT USED

ARTICLE XIX

MISCELLANEOUS

19.01 Right to Make Agreement

Each party warrants, with respect to itself, that neither the execution of this Agreement nor the finalization of the transactions contemplated herein shall violate any provision of law or judgment, writ, injunction, order or decree of any court or governmental authority having jurisdiction over it; result in or constitute a breach or default under any indenture, contract other commitment or restriction to which it is a party or by which it is bound; or require any consent, vote or approval which has not been taken, or at the time of this transaction shall not have been given or taken. Each party covenants that it has and will continue to have throughout the term of this Agreement and any extensions thereof, the full right to enter into this Agreement and perform its obligations hereunder.

19.02 Consents

Whenever in this Agreement the consent or approval of Owner or Operator is required, such consent or approval shall not be unreasonably withheld, conditioned or delayed, shall be in writing and shall be executed by a duly authorized officer or agent of the party granting such consent or approval. If either Owner or Operator fails to respond within twenty (20) days to a written request by the other party for a consent or approval, such consent or approval shall be deemed given.

19.03 Agency

The relationship of Owner and Operator shall be that of independent contractor. The parties hereto declare and acknowledge that this Agreement is not intended to and does not create a partnership, joint venture, or other organization whereby it is or could be asserted that the parties are engaged together in business such that they would be liable for the act of the other parties as partners. In this regard, the parties hereto hereby indemnify and hold harmless the other parties and their affiliates, directors and officers of, from and against any and all claims, demands, losses, damages, liabilities, law suits and other proceedings, judgments and awards, and costs and expenses (including without limitation reasonable attorneys’ fees) arising directly or indirectly, in whole or in part, out of any act of such indemnifying party or its affiliates, officers, agents or employees for which another party does not have responsibility but has been held liable to some third party as a result of the act of the party giving the indemnity.

19.04 Confidentiality

The parties agree that the matters set forth in this Agreement are strictly confidential and each party will make every effort to ensure that the information is not disclosed to any outside party or entity without the written consent of the other party.

19.05 Applicable Law

This Agreement and each transaction being consummated hereunder shall be deemed to be made under the laws of the Commonwealth of Pennsylvania and shall be construed in accordance with and governed by the laws of such state.

19.06 Headings

Any captions or headings of the Articles, Sections and subsections of this Agreement are for convenience and reference and are not to be considered a part hereof and shall not limit or otherwise affect any of the provisions or terms hereof.

19.07 Waiver

The failure of either party to insist upon a strict performance of any of the terms or provisions of this Agreement, or to exercise any option, right or remedy herein contained, shall not be construed as a waiver or as a relinquishment for the future of such term, provision, option, right or remedy, but the same shall continue and remain in full force and effect. No waiver by either party of any term or provision hereof shall be deemed to have been made unless expressed in writing and signed by such party.

19.08 Partial Invalidity

If any portion of this Agreement shall be declared invalid by order, decree or judgment of a court, this Agreement shall be construed as is such portion had not been inserted herein except when such construction would operate as an undue hardship on the Operator or Owner or constitute a substantial deviation from the general intent and purpose of said parties as reflected in this Agreement.

19.09 Notices

A. All notices required to be given under this Agreement shall be in writing, sent by certified mail, return receipt requested, postage prepaid or by nationally recognized overnight carrier, by facsimile (so long as a confirming notice is provided by other means permitted in this section) or by email or other electronic means (so long as a confirming notice is provided by other means permitted in this section), to the following addresses:

If to Owner, then:

__________________

__________________

__________________

__________________

__________________

If to Operator, then:

Scholar Hotel Group LLC

30 Ardmore Avenue

Unit 381

Ardmore, PA 19003

Attention: Addy Maini

Email: amaini@scholarhotels.com

The foregoing addresses may be changed by any of the aforesaid persons, and additional persons may be added thereto by notifying all of the other parties hereto in writing and in the manner herein above set forth.

B. All notices, demands and requests shall be effective upon receipt by the party to which notice was sent or refusal of receipt by the party to which notice was sent.

C.  By giving to the other parties at least three (3) days’ written notice thereof, the parties hereto and their respective successors and assigns shall have the right from time to time and at any time during the term of this Agreement to change their respective addresses and each shall have the right to specify as its address any other address within the United States of America.

19.10 Further Documents

The parties hereto shall execute such waivers, consents or other instruments as may be required to effectuate the purpose and intent of this Agreement.

19.11 Assignability

This Agreement and the rights and obligations incident thereto shall not be assignable, except that Operator may, without the consent of, but following written notice to the Owner, shall have the right to assign from time to time this Agreement and its rights and interests hereunder to: (a) any successor or assignee of Operator which may result from any merger, consolidation or reorganization with, or any sale or assignment to, any corporation, individual, partnership or other entity which shall acquire all or substantially all of Operator’s hotel management business, or any affiliate or successor thereof; or (b) any entity controlled by, under common control with, or controlling Operator both before and after such assignment; provided however in either case, that any such assignee shall continue to be operated by persons experienced and knowledgeable in the field of hotel management. Any such assignee shall agree to the terms of this Agreement.

19.12  Liberal Interpretation

It is the desire and the intention of the parties hereto that this Agreement be accorded a liberal interpretation consistent with the declared purposes and intentions expressed herein. The parties hereto acknowledge that they have carefully reviewed this Agreement and understand its contents; therefore, they agree that no provision of this Agreement shall be construed against or interpreted to the disadvantage of any party hereto by any court or other governmental or judicial authority by reason of such person having or being deemed to have structured or dictated such provision and regardless of who is responsible for its preparation. The following provisions shall also guide the construction and interpretation of this Agreement.

19.13  Amendment

Neither this Agreement nor any provision hereof may be changed, waived, discharged or terminated orally, but only by an instrument in writing, signed by the party against whom enforcement of the change, waiver, discharge or termination is sought.

19.14 Binding Effect

This Agreement shall be binding, not only upon the parties hereto, but also upon their heirs, personal representatives, legal representatives, executors, administrators, successors or assigns (recognizing that nothing contained herein shall be deemed to permit an assignment by either party except as expressly provided in Article XVII).

19.15  Specific Terms

Where the context so requires, the use of the masculine gender shall include the feminine and the neuter gender and the singular shall include the plural and vice versa. Unless the context of this Agreement otherwise clearly requires, the term “including” is not limiting, and the terms “hereof’, “herein”, “hereunder”, and similar terms in this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement. Additionally, as used herein, the term “affiliate” means a spouse and/or any person or entity controlling, controlled by, or under common control with, the subject person or entity.

19.16 Counterpart Originals

This Agreement may be signed in any number of counterparts, all of which taken together shall constitute one and the same instrument and any of the parties or signatories hereto may execute this Agreement by signing any such counterpart.

19.17  Exhibits

Any and all exhibits, schedules or appendices attached hereto which are referred to herein are an integral part hereof and are hereby incorporated into and included in the terms of this Agreement.

19.18  Sole Benefit

The rights and benefits set forth in this Agreement are for the sole and exclusive benefit of the parties hereto and may be relied upon only by them.

19.20 Entire Agreement

This Agreement contains the entire understanding between the parties regarding the subject matter and extinguishes and cancels any and all prior agreements or understandings regarding the subject matter, whether oral or written, between the parties.

In Witness Whereof, the parties have caused these presents to be duly executed as a sealed instrument as of the date and year first above written.

Signatures on Next Page

WITNESS:	OWNER
,a
By:
Name:
Its:

OPERATOR

SCHOLAR HOTEL GROUP LLC Pennsylvania limited liability company
WITNESS:

By:
Name:
Its: